Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-199658 and 333-191217 of CCUR Holdings, Inc. on Form S-8 of our report dated September 7, 2018, which includes an explanatory paragraph as to our audit of the adjustments to the 2017 financial statements which were audited by other auditors, to retroactively reclassify discontinued operations as a result of the sale of the Content Delivery business, with respect to our audit of the consolidated financial statements and Schedule IV – Mortgage Loans on Real Estate of CCUR Holdings, Inc. as of June 30, 2018 and for the year ended June 30, 2018, which report is included in this Annual Report on Form 10-K of CCUR Holdings, Inc. for the year ended June 30, 2018.

/s/ Marcum LLP

Marcum LLP

Philadelphia, Pennsylvania

September 7, 2018